UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.5)*

                           Philip Services Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    718193105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         11,935,637 (See Items 3 and 5)

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         11,935,637 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,935,637 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         37.6%

14       TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Meadow Walk Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         2,546,926 (See Items 3 and 5)

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         2,546,926 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,546,926 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.1%

14       TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         14,482,563 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
         0

10       SHARED DISPOSITIVE POWER
         14,482,563 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,482,563 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.6%

14       TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         3,050,312 (See Items 3 and 5)

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER
         3,050,312 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,312 (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.5%

14       TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) / /
                                                                     (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                            /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         3,050,312 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
         0

10       SHARED DISPOSITIVE POWER
         3,050,312 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,312 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.5%

14       TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         3,050,312 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
         0

10       SHARED DISPOSITIVE POWER
         3,050,312 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,312 (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.5%

14       TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                           Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         3,050,312 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
         0

10       SHARED DISPOSITIVE POWER
         3,050,312 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,050,312 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.5%

14       TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
         Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         17,532,875 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
         0

10       SHARED DISPOSITIVE POWER
         17,532,875 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,532,875 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.5%

14       TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No. 5 to Schedule 13D, which was filed with the Commission on April 18, 2000, as amended on August 10, 2001, November 21, 2001, March 15, 2002 and April 17, 2002, relates to the common shares, par value $0.01 per share (the "Shares"), of Philip Services Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9700 Higgins Road, Suite 750, Rosemont, Illinois 60018.


Item 2.  Identity and Background

         Item 2(e) is hereby amended to add the statement set forth on Exhibit 1 hereto.


Item 3.  Source and Amount of Funds or Other Consideration

         On July 1, 2002, the Registrants may be deemed to have acquired beneficial ownership of 120,315 Shares as a result of the receipt of Convertible Pay-In-Kind Debt (the "Debt") by the Registrants in leu of the interest.

         On May 16, 2002, in a privately negotiated transaction, the Registrants purchased an aggregate of approximately $1,398,730 principal amount of the Debt (convertible into 119,346 Shares) together with an aggregate of 250,607 Shares, and a certain amount of the term debt of the Issuer. In that transaction, the price for the 250,607 Shares and the price for the approximately $1,398,730 face amount of the Debt, as well as the price for the term debt of the Issuer, was 36% of the principal amount of the Debt and the term debt. The source of funding was the general working capital of the Registrants.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended by adding the following:

         The additional Shares and Debt of the Issuer acquired by the Registrants on May 16, 2002, as described herein, were acquired pursuant to an oral non-binding understanding with Cerberus Partners L.P. ("Cerberus"), previously disclosed on this Schedule 13D, to the effect that if either had the opportunity to acquire additional securities, the other would have an opportunity to acquire its agreed upon portion of such securities. Registrants had the right to acquire two-thirds and Cerberus one-third of such securities.

Item 5.  Interest in Securities of the Issuer

         (a) As of the close of business on July 1, 2002, the Registrants may be deemed to beneficially own, in the aggregate 17,532,875 Shares (composed of 12,652,838 Shares which the Registrants own and an additional 4,880,037 Shares which the Registrants would hold if the $57,194,034 principal amount of the Debt held by the Registrants were fully converted into Shares), representing approximately 53.5% of the Issuer's outstanding Shares (based upon the 27,894,903 Shares stated to be outstanding as of May 10, 2002 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on May 13, 2002).

         As of the close of business on July 1, 2002, the Registrants collectively beneficially own, in the aggregate approximately $78,163,161 principal amount of the Issuer's term debt, and the Registrants' affiliates are also participants in Exit Facility dated as of March 31, 2001, pursuant to which the Issuer may borrow up to $210,000,000 from time to time.

         (b) High River has sole voting power and sole dispositive power with regard to 11,935,637 Shares (including 3,831,274 Shares which High River would directly hold if the $44,902,531 principal amount of the Debt directly held by High River were fully converted into Shares). Meadow Walk has sole voting power and sole dispositive power with regard to 2,546,926 Shares. Barberry has shared voting power and shared dispositive power with regard to 14,482,563 Shares (including 8,104,362 Shares and 2,546,926 Shares directly held by High River and Meadow Walk, respectively, and 3,831,274 Shares which Barberry would indirectly hold if the $44,902,531 principal amount of the Debt directly held by High River were fully converted into Shares). AREH has sole voting power and sole dispositive power with regard to 3,050,312 Shares (including 1,048,763 Shares which AREH would directly hold if the $12,291,502 principal amount of the Debt directly held by AREH were fully converted into Shares). AREP has shared voting power and shared dispositive power with regard to 3,050,312 Shares (including 1,048,763 Shares which AREP would indirectly hold if the $12,291,502 principal amount of the Debt directly held by AREH were fully converted into Shares). American Property has shared voting power and shared dispositive power with regard to 3,050,312 Shares (including 1,048,763 which American Property would indirectly hold if the $12,291,502 principal amount of the Debt directly held by AREH were fully converted into Shares). Beckton has shared voting power and shared dispositive power with regard to 3,050,312 Shares (including 1,048,763 Shares which Beckton would indirectly hold if the $12,291,502 principal amount of the Debt directly held by AREH were fully converted into Shares). Carl C. Icahn has shared voting power and shared dispositive power with regard to 17,532,875 Shares (including 4,880,037 Shares which the Registrants would hold if the $57,194,034 principal amount of the Debt held by the Registrants were fully converted into Shares).

         Barberry and Mr. Icahn, by virtue of their relationships to each of High River and Meadow Walk (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of High River and Meadow Walk directly beneficially owns, respectively. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Beckton, American Property, AREP and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which AREH beneficially owns. Each of Beckton, American Property, AREP and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following sets forth all transactions with respect to Shares effected since April 17, 2002, the date of the last Schedule 13D filing with respect to Shares of the Issuer by the Registrants:

         On July 1, 2002, the Registrants may be deemed to have acquired beneficial ownership of 120,315 Shares as a result of the receipt of Debt by the Registrants in leu of the interest.

         On May 16, 2002, in a privately negotiated transaction, the Registrants purchased an aggregate of approximately $1,398,730 principal amount of the Debt (convertible into 119,346 Shares) together with an aggregate of 250,607 Shares, and a certain amount of the term debt of the Issuer. In that transaction, the price for the 250,607 Shares and the price for the approximately $1,398,730 face amount of the Debt, as well as the price for the term debt of the

Issuer, was 36% of the principal amount of the Debt and the term debt. The source of funding was the general working capital of the Registrants.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 3 and 4, which are incorporated herein by reference thereto.


Item 7.  Material to be Filed as Exhibits

1.       Statement pursuant to Item 2(e).

                                                                  Exhibit 1

         On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

         Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

Dated: July 2, 2002

HIGH RIVER LIMITED PARTNERSHIP
By:      Barberry Corp.,General Partner


By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory


MEADOW WALK LIMITED PARTNERSHIP
By:      Barberry Corp.,General Partner


By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name:  Edward E. Mattner
         Title: Authorized Signatory

AMERICAN REAL ESTATE HOLDINGS L.P.
By:      American Property Investors, Inc., General Partner


By:      /s/ Martin Hirsch
         Name:  Martin Hirsch
         Title: Executive Vice President


AMERICAN REAL ESTATE PARTNERS, L.P.
By:      American Property Investors, Inc., General Partner


By:       /s/ Martin Hirsch
         Name:  Martin Hirsch
         Title: Executive Vice President


 [Signature Page of Amendment No. 5 to Schedule 13D with respect to Philip
                                Services Corp.]

AMERICAN PROPERTY INVESTORS, INC.


By:      /s/ Martin Hirsch
         Name: Martin Hirsch
         Title: Executive Vice President

BECKTON CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory




/s/ Carl C. Icahn
Carl C. Icahn


   [Signature Page of Amendment No. 5 to Schedule 13D with respect to Philip
                                Services Corp.]